Exhibit 99.2

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT is made as of the 3rd day of April, 2011,
BETWEEN:
NEW GOLD INC., a company existing under the laws of the Province of British Columbia (“Purchaser”)
AND:
RICHFIELD VENTURES CORP., a corporation existing under the laws of the Province of British Columbia (“Target”)
WHEREAS:
(A) Purchaser and Target are proposing to carry out a transaction pursuant to which Purchaser will acquire all of the issued and outstanding shares of Target; and
(B) Purchaser and Target intend that the acquisition of Target by Purchaser be carried out under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia);
THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1 INTERPRETATION
Definitions

1.1 Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms will have the meanings set out below and in addition certain other words and terms are defined in the Plan of Arrangement:

“Acquisition Proposal” means any proposal or offer made by a third party (including a stated intention to make a proposal or offer) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other disposition of 10% or more of the assets of Target (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 10% or more of the assets of Target), reorganization, liquidation, winding-up, sale, issue or redemption of 10% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving Target (other than the Transaction);

“Affiliate” has the meaning ascribed to it in the Securities Act (British Columbia), as amended;
“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA on the terms set forth in the Plan of Arrangement which is attached hereto as Schedule 1;
“Arrangement Agreement” or “Agreement” means this arrangement agreement and any amendment or variation hereto made in accordance with Article 8, including all Schedules hereto and any instrument or agreement supplementary or ancillary hereto;

“Arrangement Filings” means the filings, if any, that are required under the BCBCA to be made with the Registrar in order for the Arrangement to be effective;
“Arrangement Resolution” means the special resolution approving this Agreement and the Plan of Arrangement to be considered at the Target Meeting, to be substantially in the form and content of Schedule 5 hereto;

“BCBCA” means the Business Corporations Act (British Columbia), as now enacted and as amended, and the regulations thereto;
“Blackwater Concessions” means the Concessions listed as the “Blackwater Concessions” in Schedule (R) to the Target Disclosure Letter;
“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday, in British Columbia or Ontario;
“Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other Provinces and in the Territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any of such statutes, and the published policies, bulletins and notices of the regulatory authorities administering such statutes;

“Cash Consideration” means $0.0001 for each Target Share;
“Change in Recommendation” will have the meaning ascribed to it in §5.7(b)(iv);

“Circular” means the notice of the Target Meeting and accompanying management information circular, including all schedules thereto and documents incorporated by reference therein, to be sent to holders of Target Shares in connection with the Target Meeting and includes any amendments thereto;

“Competition Act” means the Competition Act (Canada), as amended from time to time;
“Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Target owns or has a right or option to acquire or use, all as listed in Schedule (R) to the Target Disclosure Letter;

“Confidentiality Agreement” means the agreement entered into by Purchaser and Target dated June 9, 2010;
“Consideration” means the Cash Consideration and the number of Purchaser Shares issuable by Purchaser in respect of each Target Security pursuant to the Plan of Arrangement;
“Contracts” means all contracts, licences, leases, agreements, commitments, entitlements, engagements, warranties or guarantees to which a Person or any Subsidiary of the Person is a party or pursuant to which the Person or any Subsidiary of the Person is obligated to provide a benefit to, or is entitled to receive a benefit from, any other Person;

“Court” means the Supreme Court of British Columbia;
“Data Site” means Target’s online data room posted on https://ams-legal.net/vdr and [Redacted - private information] as in effect on the date hereof;
“Depositary” means Computershare Investor Services Inc.;
“Dissenting Shareholder” means a holder of Dissenting Shares;
“Dissenting Shares” will have the meaning ascribed to it in §2.12;
“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;
“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;
“Encumbrance” means any encumbrance including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws with respect to the operation of a Person or its Subsidiaries or its businesses, including the control or ownership of leased property or Real Property;

“Environmental Laws” means all applicable Laws, including applicable civil or common law, relating to the protection or enhancement of the Environment and employee and public health and safety;
“Exchange Ratio” means 0.9217 of a Purchaser Share for each Target Share;
“Fair Market Share Value” when applied to Target Shares, means the volume weighted average trading price of the Target Shares over the five trading days on the TSXV ending three Business Days before the Effective Date;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Advisor” means National Bank Financial Inc., financial advisor to the Target Board;
“First Nations” means, in respect of the Blackwater Concessions, those aboriginal groups who from time to time the proponent understands assert that the Blackwater Concessions are within their traditional territories and/or who the Crown may direct the proponent to consult with in connection with exploration or development of the Blackwater Concessions.  The First Nations are presently understood to be the [Redacted – names of certain First Nations groups];

“Governmental Entity” means any domestic or foreign legislative, regulatory, executive, judicial or administrative or quasi-governmental body or Person, including the Stock Exchanges and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;

“Hazardous Substance” means any chemical, material or substance, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law and includes any constituents or breakdown product related to such material, substance or good;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended;
“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time;

“Lands” means all interests and rights in real and immoveable property interests, including property rights, possession rights, licenses, leases, rights of way, rights to use, surface rights, easements and, any kind of permits or authorizations permitting the use of land or other Real Property interests (but excluding the Concessions) which Target owns or has an right in or interest in or has an option or other right to acquire or use, all as indicated in Schedule (R) to the Target Disclosure Letter;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means those Target Securityholders, being all the directors and officers of Target as set forth in Schedule 4 hereto (as well as certain holding companies thereof), who have entered into Voting Agreements with Purchaser pursuant to which they have agreed, subject to the terms of such Voting Agreements, to vote their Target Securities (including any Target Shares issuable upon the exercise of Target Options and Target Warrants) in favour of the Arrangement Resolution;

“Material Adverse Effect” means, in respect of either Party, an effect that is material and adverse to the business, properties, assets, liabilities, obligations (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its Subsidiaries and material joint ventures taken as a whole, other than any change, effect, event or occurrence:

(i)relating to the global economy, political conditions or securities markets in general;
(ii)affecting the worldwide mining industry in general;
(iii)relating to a change in the market trading price of publicly traded securities of that Party, either:

(A)related to this Agreement and the Transaction or the announcement thereof, or
(B)related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), or (vi) hereof;

(iv)the exchange ratio between the United States dollar and the Canadian dollar;
(v)relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that Party any of its Subsidiaries and material joint ventures) or in applicable accounting principles; or

(vi)attributable to the announcement or pendency of this Agreement or the Transaction, or otherwise contemplated by or resulting from the terms of this Agreement, provided, however, that such effect referred to in clause (i), (ii) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its Subsidiaries and material joint ventures operate;

“Material Contract” in respect of Target means:
(a) any Contract involving aggregate payments to or by Target in excess of $75,000;
(b)           any Contract with annual payments to or by Target in excess of $75,000, with a term or commitment to or by Target that may reasonably extend beyond one year and which cannot be terminated without penalty on less than 30 days notice or which is outside the ordinary course of business; and

(c) any other Contract which is material to Target; and
in respect of the Purchaser, means a “material contract” within the meaning of such term under NI 51-102.
“Material Fact” has the meaning ascribed thereto in the Securities Act;
“Misrepresentation” has the meaning set out in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;
“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;
“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;
“NYSE Amex” means the NYSE Amex Equities exchange;
“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Parties” means Purchaser and Target and “Party” means any one of them;
“Person” means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means either Purchaser or Target;

“Plan of Arrangement” means the plan of arrangement as set forth in Schedule 1 to this Agreement as amended or supplemented from time to time;
“Purchaser” means New Gold Inc., a company existing under the laws of the Province of British Columbia together with, unless the context implies otherwise, all of the Purchaser Subsidiaries and Purchaser’s Affiliates;

“Purchaser Balance Sheet” means the consolidated balance sheet of Purchaser as at December 31, 2010 and December 31, 2009, forming part of the Purchaser Financial Statements;
“Purchaser Benefit Plans” means the long term incentive plan, deferred share unit plan and share option plans of Purchaser;
“Purchaser Board” means the board of directors of Purchaser;
“Purchaser Disclosure Documents” means, collectively, all documents published or filed by Purchaser with the securities regulatory authorities in Canada and the SEC, in each case since January 1, 2009;

“Purchaser Financial Statements” means the audited consolidated financial statements of Purchaser, which comprise the Purchaser Balance Sheet, and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows as at and for each of the years in the two-year period ended December 31, 2010, and all notes thereto;

“Purchaser Group” means Purchaser and the Purchaser Subsidiaries;
“Purchaser Material Properties” means Peak Mines in New South Wales, Australia, the Cerro San Pedro mine in Mexico, the New Afton Project in British Columbia, Canada, the El Morro Project in Chile and the Mesquite mine in California, USA, as such properties are described in the Purchaser Public Documents;

“Purchaser Options” means stock options to purchase Purchaser Shares;
“Purchaser Shareholders” means holders of Purchaser Shares;
“Purchaser Shares” means the common shares without par value in the capital of Purchaser;
“Purchaser Subsidiaries” means Subsidiaries of the Purchaser as set out in the AIF (as defined herein) ;
“Real Property” means all lands owned, purported to be owned, or leased by a Person and its Subsidiaries and all plants, buildings, structures, erections, improvements, appurtenances and fixtures (other than tenant’s fixtures) situate on or forming part of such lands;

“Registrar” means the Registrar of Companies under the BCBCA;
“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Governmental Entity that is required or advisable to be obtained in order to permit the Arrangement to be effected;

“Release” has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act (British Columbia), as amended;
“Securities Laws” means, collectively, all applicable Canadian Securities Laws, U.S. Securities Laws, and any other applicable securities Laws;

“Securities Regulators” means the British Columbia Securities Commission, the securities regulatory authorities in each of the other Provinces of Canada and the SEC;
“SEDAR” means the System for Electronic Document Analysis and retrieval of the Canadian Securities Administrators;
“Shareholder Rights Plan” means the shareholder rights plan agreement between Target and Computershare Investor Services Inc. dated November 3, 2009;
“SRP Right” means the rights issued pursuant to the Shareholder Rights Plan;
“Stock Exchanges” means the TSX, the TSXV and NYSE Amex;
“Subsidiary” means, with respect to a specified body corporate, any body corporate of which through share ownership or otherwise, the specified body corporate is entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party with whom Target and each of its officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute more than 50% of the assets (on a consolidated basis) of Target or more than 50% of the common shares of Target, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and that the Target Board determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) is fully financed or is reasonably capable of being fully financed; (c) is not subject to a due diligence condition, (d) is not subject, by virtue of law or the policies of any stock exchange, to the condition that the issue of shares by the acquiring party be approved by a vote of any of its securityholders, (e) that is offered or made to all shareholders in Canada and the United States of Target on the same terms; and (f) would in the opinion of the Target Board acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of Target, from a financial point of view, than the terms of the Transaction;

“Target” means Richfield Ventures Corp., a company existing under the laws of the Province of British Columbia;
“Target A-Warrants” means the warrants to purchase Target Shares the expiry date of which may be abridged as described in Schedule (C) of the Target Disclosure Letter;

“Target B-Warrants” means the warrants to purchase Target Shares the expiry date of which may not be abridged as described in Schedule (C) of the Target Disclosure Letter;
“Target Balance Sheet” means the consolidated balance sheet of Target as at July 31, 2010 and July 31, 2009, forming part of the Target Financial Statements;
“Target Board” means the board of directors of Target;
“Target Disclosure Documents” means, collectively, all documents published or filed by Target with the securities regulatory authorities in Canada since January 1, 2009 and available on SEDAR;
“Target Disclosure Letter” means the disclosure letter executed by Target and delivered to Purchaser before the execution of this Agreement;
“Target Financial Statements” means the audited financial statements of Target for the fiscal period ended, which comprise the Target Balance Sheet, and the statements of operations and deficit and cash flows for the two-year period ended July 31, 2010, and all notes thereto and the unaudited interim financial statements as at and for the period ended January 31, 2011;

“Target Meeting” means the special meeting of Target Shareholders to be held to consider the Arrangement Resolution, including any adjournment or adjournments thereof;
“Target Option” means an option that is outstanding immediately before the Effective Date, to acquire Target Shares pursuant to an option granted under the Target Share Option Plan;
“Target Optionholders” means holders of Target Options;
“Target Securities” means, collectively, the Target Shares, the Target Options and the Target Warrants;
“Target Securityholders” means Target Shareholders and Target Optionholders;
“Target Shareholder Approval” has the meaning ascribed to such term in §2.4(d);
“Target Shareholders” means the holders of Target Shares;
“Target Share Option Plan” means the share option plan of Target dated August 26, 2009, as amended December 22, 2009, as ratified by Target Shareholders on December 10, 2009 and November 2, 2010;
“Target Shares” means the common shares without par value in the capital of Target;

“Target Option” means an option that is outstanding immediately before the Effective Date, to acquire Target Shares pursuant to an option granted under the Target Share Option Plan;
“Target Warrants” means, collectively, the Target A-Warrants and the Target B-Warrants;
“Tax Act” means the Income Tax Act (Canada);
“Taxes” means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee and other withholding taxes, employment insurance, social insurance taxes (including Canada and Quebec Pension Plan payments), sales and use taxes, ad valorem taxes, goods and services and harmonized sales taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension assessment and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Returns” includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements in respect of Taxes;
“Termination Date” means June 30, 2011, or such later date as may be agreed to in writing by the Parties;
“Termination Fee” has the meaning ascribed thereto in §9.4;
“Transaction” means collectively, the transactions contemplated herein and in the Plan of Arrangement as such may be amended from time to time;
“Transaction Documents” means collectively, this Agreement, the Target Disclosure Letter, the Plan of Arrangement and any Schedules attached hereto and thereto and the Voting Agreements;
“Transmittal Letter” means the letter of transmittal to be sent by Target to holders of Target Shares for use in connection with the Arrangement;
“TSX” means the Toronto Stock Exchange;
“TSXV” means the TSX Venture Exchange;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
“U.S. Securities Laws” means the “blue sky” or securities law of any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act, and the rules and regulations of the SEC thereunder; and

“Voting Agreements” means the voting agreements (including all amendments thereto) between Purchaser and the Locked-up Shareholders.
Interpretation
1.2 In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Agreement and the Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Agreement or the Arrangement.  Unless otherwise indicated, any reference in this Agreement and the Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Agreement;

(b) the terms “Arrangement Agreement”, “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;

(c) words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d) if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e) the word “including” means “including, without limiting the generality of the foregoing”; and
(f) a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder.

Entire Agreement

1.3 The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between Purchaser and Target pertaining to the subject matter of this Agreement and supersede all prior arrangements, understandings, negotiations and discussions, whether oral or written, among them with respect to the subject matter hereof.

Currency
1.4 All references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.
Time
1.5 Unless otherwise indicated, all times expressed herein are local time, Vancouver, British Columbia.
Schedules

1.6 The following Schedules are attached hereto and form part of this Agreement:
Schedule                      Description
Schedule 1                                - Plan of Arrangement
Schedule 2                                - Representations and Warranties of Target
Schedule 3                                - Representations and Warranties of Purchaser
Schedule 4                                - Directors and Officers of Target
Schedule 5                                - Arrangement Resolution
Knowledge

1.7 Any reference to the knowledge of Target will mean to the best of the knowledge, information and belief of the Chief Executive Officer and President, the Vice President, Exploration and the Chief Financial Officer of Target, after due inquiry within Target.  Any reference to the knowledge of Purchaser will mean to the best of the knowledge, information and belief of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer of Purchaser, after due inquiry within Purchaser and Purchaser Subsidiaries.

Accounting Principles

1.8 All references to generally accepted accounting principles, unless otherwise stated, are to the principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

Invalidity of Provisions

1.9 Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of other provision thereof.

ARTICLE 2 THE ARRANGEMENT
Arrangement

2.1 Purchaser and Target agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement, without limitation to the foregoing, at the Effective Time the Plan of Arrangement shall become effective with the result that among other things, Purchaser will become the holder of all the outstanding Target Shares.

Implementation Steps by Target
2.2 Target covenants in favour of Purchaser that Target will act expeditiously and in good faith to:

(a) apply to the Court, as soon as reasonably practicable, in a manner acceptable to Purchaser, acting reasonably, under Part 9, Division 5 of the BCBCA for the Interim Order, which application will clearly state Target’s and Purchaser’s intention to rely on exemption from registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act to implement the Transaction, and thereafter proceed with and diligently pursue the Interim Order;

(b) lawfully convene and hold the Target Meeting as soon as reasonable practicable after the receipt of the Interim Order, and in any event no later than June 15, 2011, for the purpose of approving the Arrangement Resolution, provided that Purchaser has satisfied its obligations under §2.11(b). Except as otherwise provided in this Agreement, Target will not adjourn or otherwise change the timing of the Target Meeting without the prior written consent of Purchaser, such consent not to be unreasonably withheld;

(c) subject to obtaining such shareholder approval as is required by the Interim Order, apply to the Court under Part 9, Division 5 of the BCBCA, as soon as reasonably practicable after the Target Meeting, for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue, the obtaining of the Final Order;

(d) subject to obtaining the Final Order, as soon as reasonably practicable thereafter, but subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, deliver to the Registrar any Arrangement Filings and take all other steps or actions as may be required in connection with the Transaction to give effect to the Arrangement;

(e) instruct counsel acting for it to bring the applications referred to in §2.2(a) and §2.2(c) in cooperation with counsel to Purchaser.  Target shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served except as expressly permitted hereby or with Purchaser’s prior written consent, acting reasonably; and

(f) permit Purchaser and its counsel to review and comment upon drafts of all materials to be filed by Target with the Court in connection with the Transaction and provide counsel to Purchaser on a timely basis with copies of any notice of appearance and evidence served on Target or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Target indicating any intention to oppose the granting of the Final Order or to appeal the Final Order.

Target Information Circular and Related Materials

2.3 With the assistance of Purchaser, Target will use commercially reasonable efforts to expeditiously prepare the Circular, together with any other documents required by applicable Canadian Securities Laws or other applicable Laws in connection with the Arrangement, and Target will use commercially reasonable efforts to cause the Circular and other documentation required in connection with the Target Meeting to be sent to each Target Shareholder and Target Optionholder and filed as required by the Interim Order or applicable Laws as soon as reasonably practicable. In any event, Target will use commercially reasonable efforts to prepare all materials necessary for filing the application for the Interim Order with the Court within 35 days after the date of execution of this Agreement, except to the extent any delay beyond such period is due to Purchaser’s failure to comply on a timely basis with its obligations under §2.11(b) in respect of the Circular; provided that the Circular and other documentation will not be sent to the Target Shareholders except with the prior written consent of Purchaser (such consent not to be unreasonably withheld).

Interim Order
2.4 The notice of motion for the application referred to in §2.2(a) will request that the Interim Order provide:

(a) that the Target Securityholders will be the only class of Persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and for the manner in which such notice is to be provided;

(b) that the Target Meeting may be adjourned from time to time by management of Target without the need for additional approval of the Court;
(c) that the record date for Target Shareholders entitled to notice of and to vote at, the Target Meeting will not change in respect of adjournments of the Target Meeting;

(d) that the requisite approval for the Arrangement Resolution will be two-thirds of the votes cast on the Arrangement Resolution by Target Securityholders (voting together as a single class) present in person or represented by proxy at the Target Meeting and entitled to vote thereat, together with, if required by MI 61-101, minority approval in accordance with MI 61-101 (together, the “Target Shareholder Approval”);

(e) that, in all other respects, the terms, restrictions and conditions of the notice of articles and articles of Target, including quorum requirements and all other matters, will apply in respect of the Target Meeting;

(f) for the grant of the dissent rights referred to in §2.12; and
(g) for the notice requirements with respect to the presentation of the application for the Final Order.
Final Order

2.5 Following approval of the Target Resolution at the Target Meeting, Target will forthwith apply to the Court for the Final Order, on terms satisfactory to each of the Parties.  All notices of motion and related materials referred to in §2.2 shall be in a form satisfactory to Purchaser and Target acting reasonably.

Target Options

2.6 Purchaser acknowledges that, subject to receipt of all appropriate regulatory approvals, and pursuant to the provisions of the Target Share Option Plan, Target will facilitate as necessary the acceleration of the vesting of any unvested Target Options as may be necessary or desirable to allow all persons holding Target Options pursuant to the Target Share Option Plan to participate in the Arrangement in respect of all vested and unvested unexercised Target Options. In accordance with the terms of the Plan of Arrangement, each Target Option outstanding at the Effective Time will be transferred to and cancelled by Target in exchange for a fraction of a Target Share determined in accordance with the following formula:

OP – EP
OP
OP – EP
OP
Where:
EP           = the exercise price applicable to such Target Option;
OP           = the per Target Share value of the Consideration under the Plan of Arrangement, as determined using the Fair Market Share Value as of the Effective Date;
provided, however, that if the foregoing would otherwise result in a holder of Target Options receiving, in the aggregate, a fraction of a Target Share, the aggregate number of Target Shares received as consideration for the exchange by such holder of Target Options of all of his, her or its Target Options will be rounded down to the nearest whole Target Share without compensation for any fraction of a Target Share; provided further, for greater certainty, all Target Options will expire and terminate upon completion of the Arrangement in accordance with the Plan of Arrangement.

Payment of Consideration

2.7 Purchaser will, following receipt of the Final Order and before the Effective Date, ensure that the Depositary has been provided with sufficient Purchaser Shares and sufficient funds in escrow to pay the aggregate Consideration.

Arrangement Filings
2.8 If necessary to give effect to the Arrangement, Target will make the Arrangement Filings.
Effective Date

2.9 From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.  The closing of the transactions contemplated hereby will take place at the offices of McMillan LLP in Vancouver, or at such other location as may be agreed upon by the Parties.

Securities and Corporate Compliance

2.10 Target will (with the assistance of Purchaser and Purchaser’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with NI 54-101 in relation to the Target Meeting.

Preparation of Filings
2.11	(a) Purchaser and Target will cooperate in:

(i) the preparation of the applications for the Interim Order and Final Order and the preparation of any other documents reasonably considered by Purchaser or Target to be necessary to discharge their respective obligations under applicable Laws in connection with the Transaction, and

(ii) the taking of all such action as may be required under applicable Laws in connection with the Transaction.

(b) Each of Purchaser and Target will furnish to the other all such information concerning it, its Affiliates and its shareholders as may be required to effect the actions described in §2.3 and §2.10 and the foregoing provisions of this §2.11, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Transaction, will contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated or which is necessary in order to make any information so furnished not misleading in the light of the circumstances in which it is furnished or to be used.

(c) Purchaser and Target will each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or an application for an order described in §2.2 or §2.4 or any application filed with a Governmental Entity, contains any untrue statement of a Material Fact or omits to state a Material Fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Purchaser and Target will cooperate in the preparation of a supplement or amendment to the Circular or such other application, as required and as the case may be, and, if required, will cause the same to be distributed to the Target Shareholders and/or filed with the applicable Governmental Entities.

(d) Target will ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they were made (other than with respect to any information relating to and provided by Purchaser to Target in writing). Without limiting the generality of the foregoing, Target will ensure that the Circular provides Target Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Target Meeting and to allow Purchaser to rely upon the exemption from registration provided under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Purchaser Shares in exchange for Target Shares pursuant to the Transaction.

Dissenting Shares

2.12 Target Shareholders may exercise rights of dissent with respect to their Target Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. Target will give Purchaser prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such rights of dissent and received by Target.

Purchaser Approvals
2.13 Purchaser represents as of the date hereof that its Board of Directors, after considering the Transaction, has determined
(a) to authorize Purchaser to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement, and
(b) to authorize Purchaser to execute and deliver this Agreement.
Target Approvals
2.14 Target represents as of the date hereof that its Board of Directors has unanimously
(a) determined that the Transaction is fair to the Target Shareholders as a whole and is in the best interests of Target,
(b) resolved to recommend that the Target Shareholders and Target Optionholders vote in favour of the Arrangement Resolution,
(c) resolved to authorize Target to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement,
(d) resolved to authorize Target to execute and deliver this Agreement, and

(e) received an opinion from the Financial Advisor that the consideration payable under the Arrangement by Purchaser for the Target Shares is fair from a financial point of view to the Target Shareholders, subject to the assumptions and limitations described in such opinion.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES
Representations and Warranties of Target

3.1 Target hereby represents and warrants to Purchaser as set forth in Schedule 2, such representations and warranties being subject to the Transaction. For purposes of the representations and warranties of Target, Purchaser is deemed to have knowledge of all information contained in the Target Disclosure Documents as were publicly available through SEDAR as at April 2, 2011.

Representations and Warranties of Purchaser

3.2 Purchaser hereby represents and warrants to Target as set forth in Schedule 3, such representations and warranties being subject to the Transaction. For purposes of the representations and warranties of Purchaser, Target is deemed to have knowledge of all information contained in the Purchaser Disclosure Documents as were publicly available through SEDAR as at April 2, 2011.

ARTICLE 4 ADDITIONAL AGREEMENTS
Non-Waiver

4.1 No investigations made by or on behalf of any of Purchaser or Target at any time, will have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any of them in or pursuant to this Agreement. No waiver of any condition or other provision in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar) nor will such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by Purchaser or Target will be effective unless it is in writing.

Nature and Survival

4.2 All representations and warranties contained in this Agreement on the part of each of Purchaser and Target will terminate on the Effective Date provided, however, that, subject to §9.4, neither Purchaser or Target will be released or relieved from any liability arising from the breach by it of any of its covenants, representations or warranties set forth in this Agreement.

Insurance and Indemnification

4.3 Target hereby agrees to use commercially reasonable efforts to secure directors’ and officers’ liability insurance for the current and former directors and officers of Target on a six year “trailing” (or “run-off”) basis provided that such trailing policy is available at a reasonable cost.  If a trailing policy is not available at a reasonable cost, Purchaser will use commercially reasonable efforts to, or cause Target to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Target which are in effect immediately before the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or before the Effective Date, provided that they are available at a reasonable cost.

Purchaser agrees that it will cause Target to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Target to the extent that they are disclosed in Schedule (J) of the Target Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule (J) of the Target Disclosure Letter, will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

The provisions of this §4.3 are intended for the benefit of, and will be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Target hereby confirms that it is acting as agent and trustee on their behalf.

ARTICLE 5 COVENANTS
Consultation With Respect to News Releases

5.1 Prior to the Effective Time, Target will consult with Purchaser prior to issuing any press release or otherwise making public statements. In addition, Target will consult with Purchaser prior to making any filing with any Governmental Entity with respect to the Transaction.  Target will use all commercially reasonable efforts to enable Purchaser to review and comment on all such press releases before the release thereof and will enable Purchaser, to review and comment on such filings before the filing thereof, provided that the obligations herein will not prevent any party from making such disclosure as its counsel advises is required by applicable laws or the rules and policies of the reporting jurisdictions of the party, or such disclosure that is made in the ordinary course of business consistent with past practice.  Target agrees not to make any public statement that is inconsistent with any such press release or this Agreement.  Purchaser will take commercially reasonable efforts to provide Target in advance with a copy of any press releases with respect to the Transaction.

Target’s Covenants

5.2 Target covenants and agrees, except as contemplated in this Agreement or the Plan of Arrangement, that from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a) it will continue to carry on the business and affairs of Target in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by Target in good standing and it will not, without prior consultation with and the consent of Purchaser, such consent not to be unreasonably withheld, enter into new commitments of a capital expenditure nature or incur any new contingent liabilities, indebtedness or guarantee any new indebtedness other than: (i) ordinary course not material expenditures and budgeted expenditures as disclosed in writing to Purchaser (before entering into this Agreement or as subsequently agreed by Purchaser); (ii) expenditures required by law; (iii) expenditures made in connection with transactions contemplated in this Agreement; and (iv) such expenses as have been jointly approved by Target and Purchaser;

(b) it will not, except as provided for in this Agreement or as disclosed in the Target Disclosure Letter, without prior consultation with and the consent of Purchaser, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the Target Shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Target Securities (other than Target Shares issuable upon the exercise of currently outstanding Target Options or Target Warrants); (iv) redeem, purchase or otherwise acquire any of the outstanding Target Securities; (v) split, combine or reclassify any of the Target Shares; (vi) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction or adopt any plan of liquidation; (vii) reduce its stated capital; (viii) sell or otherwise dispose or encumber of any of the assets of Target outside the ordinary course of business that individually or in the aggregate are material to Target; (ix) amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits or other terms and conditions of employment or service of any employees or consultants other than with non-executive employees in the ordinary course; (x) make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents of Target; or (xi) enter into or amend any agreements, arrangements or transactions with any related party;

(c) it will fully cooperate and consult through a weekly meeting with Purchaser to allow Purchaser to monitor, and provide input with respect to the direction and control of, all activities relating to the exploration, permitting, development and maintenance of all of the properties and assets owned and controlled by Target (and any disclosure of new technical information), including without limitation those items dealt with in the budget of expenditures referred to in §5.2(a);

(d) subject to the terms of the Confidentiality Agreement, it will permit Purchaser’s officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by Target and to the books, records, reports, Target’s data, periodic site reports  and all other information relevant to the business, properties and affairs of Target, including drill core and other samples and all reports, correspondence and other information provided by all of Target’s consultants.  In addition, Target will, in all material respects, conduct itself so as to keep Purchaser fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained.  Target will also permit the Purchaser to attend all meetings with First Nations, subject to the approval of such parties other than Target;

(e) subject to §5.7 and §5.8, it will publicly support the Transaction and recommend to the holders of the Target Shares and Target Options that they vote in favour of the Arrangement at the Target Meeting;

(f) notwithstanding the terms of the Confidentiality Agreement, it will permit Purchaser’ officers, directors, employees, consultants and advisors to solicit acceptance of the Arrangement from the Target Shareholders in accordance with applicable Law;

(g) Target shall use commercially reasonable efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) Target shall not enter into, renew or modify in any material respect any Material Contract, agreement, lease, commitment or arrangement to which Target is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or with the prior consent of Purchaser which consent shall not be arbitrarily or unreasonably withheld or delayed;

(i) Target shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Target contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date; and

(j) Target shall not release any third party from any confidentiality or standstill agreement to which Target and such third party are parties or amend any of the foregoing and shall exercise all rights to require the return of information regarding Target previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Target.

5.3 Target covenants and agrees with Purchaser that:

(a) to use its commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the Transaction and to use its commercially reasonable efforts to apply for and obtain, and will cooperate with Purchaser in applying for and obtaining, the consents, orders and approvals necessary for Target and Purchaser, respectively, to complete the Transaction;

(b) subject to obtaining any required consents and except as prohibited by Law, to promptly provide Purchaser with any information in the possession or control of, and relating to, Target and in addition, subject to any confidentiality obligations, will provide any information specifically requested by Purchaser or its counsel so that Purchaser may complete its due diligence investigations of Target;

(c) that it will (i) take all commercially reasonable action to lawfully solicit proxies in favour of the Arrangement Resolution, (ii)  if requested by Purchaser, engage a Person to solicit proxies for the Target Meeting, and (iii) not make a Change in Recommendation except in accordance with §5.7 and §5.8;

(d) that it will continue to defer the “Separation Time” in respect of the Arrangement and other transactions contemplated in this Agreement, unless otherwise requested in writing by the Purchaser; and

(e) to accelerate the expiry date for the Target A-Warrants, where permitted by their terms, before the Effective Time.
Pre-Acquisition Reorganization
5.4

(a) Target will, before the Effective Date, take such actions to reorganize the ownership structure of its assets as Purchaser may reasonably request; provided that, and notwithstanding any other provision in this Agreement:

(i) any element of such pre-acquisition reorganization will not materially delay, impair or prevent the completion of the Arrangement;
(ii) all elements of the pre-acquisition reorganization will be effective as close, as is reasonably practical, to the Effective Date;
(iii) all elements of the pre-acquisition reorganization will be contingent upon Purchaser confirming that it is prepared to proceed immediately with the Arrangement;

(iv) Target will not be required to take any action that could result in a material amount of additional Taxes being imposed on Target, the Target Securityholders or the holders of Target Warrants, or any other material adverse Tax or other consequences to Target, the Target Securityholders or the holders of Target Warrants, incrementally greater than the Taxes or other consequences to such party in connection with the consummation of this Agreement in the absence of action being taken pursuant to this §5.4(a);

(v) any pre-acquisition reorganization will not unreasonably interfere in the ongoing operations of Target;
(vi) any pre-acquisition reorganization will not require Target to contravene any Law, its respective organizational documents, or any contract of Target;
(vii) Purchaser fully indemnifies Target, in form and substance satisfactory to Target (acting reasonably), for any expense, damage, loss or other disadvantage for so doing; and

(viii) in the opinion of Target (acting reasonably), such pre-acquisition reorganization does not prejudice or adversely affect Target Securityholders or holders of Target Warrants. Purchaser will provide Target with 10 Business Days notice, and a description of, the pre-acquisition reorganization, with it being understood in all cases that (A) any action taken by Target in good faith pursuant to any request to effect a pre-acquisition reorganization will be deemed not to constitute a breach of any representation, warranty or covenant under this Agreement or any other agreement to which Target and Purchaser are parties, (B) any expenses incurred by Target in preparing and carrying out any pre-acquisition reorganization will be borne by Purchaser, and (C) if, at the request of Purchaser, Target effects any pre-acquisition reorganization and the Arrangement is not consummated, Purchaser will be responsible for any structuring and unwinding costs (including any Tax costs) reasonably incurred in connection with any proposed or completed pre-acquisition reorganization.

(b) Target will co-operate with Purchaser to confirm and provide support for all non-capital loss, net capital loss, adjusted cost base and other tax attributes of Target and its assets that may be necessary in connection with the pre-acquisition reorganization, the Arrangement or otherwise, and Target will co-operate with Purchaser to determine the nature of any pre-acquisition reorganizations that might be undertaken and the manner in which they may most effectively be undertaken.

(c) Target will not knowingly take any action or enter into any transaction, other than a transaction contemplated by this Agreement or a transaction undertaken in the ordinary course of business consistent with past practice, that could reasonably be expected to have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Purchaser and its successors and assigns in respect of the non-depreciable capital properties owned by Target as of the date of this Agreement or acquired by such entities subsequent to the date of this Agreement in accordance with the terms of this Agreement, without first consulting with Purchaser on same. Target will use it reasonable efforts to address the reasonable concerns of Purchaser in regards to such provisions before entering into such transaction.

Covenants of Purchaser
5.5 Purchaser covenants and agrees with Target that:

(a) subject to obtaining any required consents and except as prohibited by Law, and subject to Target entering into a confidentiality agreement in favour of Purchaser on terms satisfactory to Purchaser, acting reasonably, it will promptly provide Target with any information in the possession or control of Purchaser and relating to the Purchaser Group that is relevant to Target’s due diligence investigations of the Purchaser Group and in addition, subject to any confidentiality obligations, will provide any information (except that Purchaser shall be under no obligation to provide non-publicly available information with respect to its El Morro property and the litigation related thereto) specifically requested by Target or its counsel so that Target may complete its due diligence investigations of the Purchaser Group;

(b) it will use commercially reasonable efforts (i) to cause the Purchaser Shares to be issued to Target Shareholders pursuant to the terms of the Arrangement to be listed and posted for trading on the TSX and NYSE Amex and (ii) to cause the Purchaser Shares which (A) the holders of Target Options are entitled to receive following the transfer and exchange of Target Options for Target Shares and the exchange of such Target Shares for such Purchaser Shares and (B) the holders of Target Warrants are entitled to receive on exercise of Target Warrants, to be listed and posted for trading on the TSX and NYSE Amex;

(c) the Purchaser will honour the Target Warrants outstanding on the Effective Date which will continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement including, without limitation, that such Target Warrants will be exercisable for the Consideration). Purchaser will take all corporate action necessary to reserve for issuance a sufficient number of Purchaser Shares for delivery upon the exercise of the Target Warrants to be honoured in accordance with this §5.5(c);

(d) it will not, prior to the Effective Date, except as provided for in this Agreement, without prior consultation with and the consent of Target, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents in a manner that affects the Target Shareholders differently than the existing shareholders of Purchaser; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the Purchaser Shares; (iii) split, combine or reclassify any of the Purchaser Shares; or (iv) reduce its stated capital;

(e) following the Effective Date, Purchaser will cause Target to honour the terms of all employment or consulting agreements to which Target is a party where the material terms of such agreements have been disclosed to Purchaser before the signing of this Agreement; and

(f) following the Effective Date, Purchaser will cause Target to make the election provided for in subsection 110(1.1) of the Tax Act in respect of the Target Options.
Mutual Covenants

5.6 Each of Target and Purchaser covenants and agrees that, except as contemplated in the Transaction Documents, from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a) it will

(i) use its reasonable commercial efforts to preserve intact in all material respect its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, distributors, customers and others having business relationships with it,

(ii) not take any action that would interfere with or be inconsistent with the completion of the Transaction or which would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time before the Effective Date, and

(iii) promptly notify the other Person of any Material Adverse Effect, or any change which could reasonably be expected to result in a Material Adverse Effect, in respect of its business or properties, and of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(b) it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of Purchaser and Target set forth in Article 7 to the extent that such is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the Transaction, including using all of its commercially reasonable efforts to:

(i) obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Transaction,

(ii) effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any required proceedings before Governmental Entities in connection therewith,

(iii) oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Purchaser or Target to consummate, the  Transaction,

(iv) fulfill all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable, delivery of the certificates of its officers contemplated by §7.2(b) in the case of Target and §7.3(b) in the case of Purchaser, and

(v) otherwise cooperate with the other in connection with the performance by it of its obligations under the Transaction Documents;

(c) subject in the case of Target to those actions it is permitted to do in compliance with §5.7 and §5.8, it will not take any action or refrain from taking any action, which would reasonably be expected to significantly impede or delay the consummation of the Transaction;

(d) it will vigorously defend or cause to be defended any Claim or other legal proceedings brought against it challenging the Transaction; and

(e) it will use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder.

Target’s Covenants Regarding Non-Solicitation
5.7

(a) Target shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Target.

(b) Subject to §5.8 or unless permitted pursuant to §5.7, Target agrees that it will not, and will not authorize or permit any of its officers, directors, employees, representatives, advisors or agents, directly or indirectly, to:

(i) make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii) remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 10 Business Days following formal announcement of such Acquisition Proposal will not be considered to be a violation of this paragraph (b)(iii));

(iv) withdraw, modify, qualify or change in a manner adverse to Purchaser, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Purchaser the approval, recommendation or declaration of advisability of the Target Board of the Transaction (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the Target Board of the Transaction within two Business Days after an Acquisition Proposal relating to such Party has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within 10 Business Days of being requested to do so by Purchaser, will be considered an adverse modification);

(v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Transaction is completed or any other transaction agreed to before any termination of this Agreement; or

(vi) make any public announcement or take any other action inconsistent with the recommendation of the Target Board to approve the Transaction.
Notwithstanding the foregoing and any other provisions of this Agreement, the Target Board may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Target after the date of this Agreement and did not otherwise result from a breach of this §5.7 by Target and that the Target Board determines in good faith may reasonably be expected to constitute a Superior Proposal provided, however, that if Target provides confidential non-public information to such person, Target obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement dated June 9, 2010 between the Parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement, including a standstill provision at least as stringent as contained in such confidentiality agreement; provided, however, that it will not preclude such person from making a Superior Proposal, and provided that Target sends a copy of any such confidentiality agreement to Purchaser promptly upon its execution and Purchaser is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(c) From and after the date of this Agreement, Target will promptly (and in any event within 24 hours) notify Purchaser, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Target.  Such notice will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Purchaser may reasonably request. Target will keep Purchaser fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d) Target will ensure that its officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this §5.7, and it will be responsible for any breach of this §5.7 by such officers, directors, financial advisors or other advisors or representatives.

Right to Accept a Superior Proposal
5.8

(a) If Target has complied with §5.7 with respect thereto, Target may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which will not be subject to the conditions of this §5.8) received before the date of approval of the Transaction by its shareholders and terminate this Agreement if, and only if:

(i) Target has provided Purchaser with a copy of the Superior Proposal document;
(ii) Target has provided Purchaser with the information regarding such Superior Proposal required under §5.7(c);

(iii) the Target Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and

(iv) five Business Days will have elapsed from the later of the date Purchaser received written notice (a “Superior Proposal Notice”) advising Purchaser that the Target Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this §5.8, and the date Purchaser received a copy of such Superior Proposal document. In the event that Target provides Purchaser with a Superior Proposal Notice on a date that is less than seven Business Days before the Target Meeting of shareholders, Target shall, at the request of Purchaser, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Superior Proposal Notice.  Unless otherwise ordered by a court, Target will continue to take all reasonable steps necessary to hold the Target Meeting and to cause the Transaction to be voted on at such meeting.

[Rest of Page Intentionally Left Blank]

(b) During the five Business Day period referred to in §5.8(a) (iv), Target agrees that Purchaser will have the right, but not the obligation, to offer in writing to amend the terms of this Agreement, which offer must be received by Target before 5:00 p.m. (Vancouver time) on the fifth Business Day of such period in order for such offer to comply with the requirements of this §0. The Target Board will review any written proposal by Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by Target, be at least equivalent to the Superior Proposal. If the Target Board so determines, it will enter into an amended agreement with Purchaser reflecting the amended proposal. If the Target Board does not so determine, Target may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with §9.4 hereof.

(c) Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of the requirement under clause (iv) of §5.8(a) and will initiate an additional five Business Day notice period.

ARTICLE 6 REMEDIES
Availability of Equitable Remedies

6.1 Each of Purchaser and Target acknowledges that the other will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of its covenants and agreements contained in this Agreement. In addition to any other remedies that may be available to each of Purchaser and Target upon the breach by the other of its covenants and agreements hereunder, each of Purchaser and Target will have the right to seek injunctive relief to restrain any breach or threatened breach of those covenants or agreements or obtain specific performance of any of those covenants or agreements.

ARTICLE 7 CONDITIONS
Mutual Conditions

7.1 The obligations of the Parties to complete the transactions contemplated hereby are subject to fulfilment of the following conditions on or before the Termination Date or such earlier time as is specified below:

(a) the Interim Order will have been granted in form and substance satisfactory to Target and Purchaser, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution will have been passed at the Target Meeting in accordance with the Interim Order;

(c) the Final Order will have been granted in form and substance satisfactory to Target and Purchaser, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d) the Effective Date will occur before the Termination Date;
(e) there will be no action taken under any Laws or by any Governmental Entity, that:
(i) makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated herein, or

(ii) results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the Transaction Documents which would have a Material Adverse Effect on Purchaser taking into account the Transaction;

(f) all required material consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons and the Stock Exchanges and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, will have been obtained or received on terms that will not have a Material Adverse Effect on Purchaser taking into effect the Transaction, and reasonably satisfactory evidence thereof will have been delivered to each Person;

(g) the distribution of the Purchaser Shares in Canada pursuant to the Arrangement, and the distribution of the Purchaser Shares upon exercise of the Target Warrants are exempt from, or otherwise not subject to, prospectus requirements of applicable Securities Laws and, except with respect to persons deemed to be “control persons” or the equivalent under applicable Securities Laws, the Purchaser Shares to be distributed in Canada pursuant to the Arrangement and pursuant to the exercise of the Target Warrants are not subject to any resale restrictions under applicable Securities Laws;

(h) the distribution of the Purchaser Shares in the United States in exchange for the Target Shares pursuant to the Arrangement is exempt from registration requirements under the U.S. Securities Act; and

(i) this Agreement will not have been terminated pursuant to Article 9.
The foregoing conditions are for the mutual benefit of Purchaser and Target and may be waived, in whole or in part, by either of them at any time. If any of the said conditions precedent will not be complied with or waived as aforesaid on or before the date required for the performance thereof, either Target or Purchaser may rescind and terminate this Agreement by written notice to the other (provided such non-compliance did not arise from the acts or omissions of the Person purporting to rescind and terminate this Agreement) and will have no other right or remedy, except as set forth in Article 9.

Conditions Precedent to the Obligations of Purchaser

7.2 The obligation of Purchaser to complete the Transaction will also be subject to the fulfilment of each of the following conditions precedent (each of which is for the exclusive benefit of Purchaser and may be waived by Purchaser in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Purchaser of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:

(a) all covenants of Target under this Agreement to be performed on or before the Effective Date will have been duly performed by Target in all material respects. Each of the Locked-up Shareholders shall have complied with their respective Voting Agreements;

(b) all representations and warranties of Target will be true and correct in all material respects as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and Purchaser will have received a certificate of Target addressed to Purchaser and dated on such date, signed on behalf of Target by two senior executive officers of Target in their capacity as such and without personal liability, confirming the same;

(c) since the date of this Agreement, there will not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Target (excluding any change, effect, event, occurrence or state of facts that is specifically referred to in the Target Disclosure Letter);

(d) holders of no more than 5% of the issued and outstanding Target Shares will have exercised their dissent rights (and not withdrawn such exercise) in respect of the Arrangement; and
(e) Purchaser will have received all such other documents and certificates as may reasonably be required by Purchaser in connection with completion of the Arrangement.
Purchaser may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Purchaser with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Purchaser in complying with its obligations hereunder.

Conditions Precedent to the Obligations of Target

7.3 The obligation of Target to complete the transactions contemplated by this Agreement will also be subject to the following conditions precedent (each of which is for the exclusive benefit of Target and may be waived by Target in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Target of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:

(a) all covenants of Purchaser under this Agreement to be performed on or before the Effective Date will have been duly performed by Purchaser in all material respects;

(b) all representations and warranties of Purchaser will be true and correct in all material respects as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and Target will have received a certificate of Purchaser addressed to Target and dated on such date, signed on behalf of Purchaser by two senior executive officers of Purchaser without personal liability, confirming the same;

(c) since the date of this Agreement, there will not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Purchaser (excluding any change, effect, event occurrence or state of facts that is specifically referred to in the Purchaser Disclosure Documents); and

(d) Target will have received all such other documents and certificates as may reasonably be required by Target in connection with completion of the Arrangement.
Target may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Target with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Target in complying with its obligations hereunder.

Notice and Cure Provisions

7.4 Each of the Parties will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts that would likely:

(a) cause any of the representations or warranties of such Person contained herein to be untrue or inaccurate in any material respect as of the date hereof or at the Effective Date; or

(b) result in the failure of such Person to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement before the Effective Date.
Purchaser or Target may elect to not complete the Transaction contemplated hereby pursuant to the conditions precedent contained in §7.1, §7.2 and §7.3, as the case may be, or exercise any termination right arising therefrom, only if forthwith and in any event before the Effective Date, Purchaser or Target, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Purchaser or Target, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Purchaser or Target, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the expiration of a period of 20 days from such notice. If such notice has been given before the making of the application for the Final Order, such application will be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

Satisfaction of Conditions
7.5 The conditions precedent set out in §7.1, §7.2 and §7.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.
ARTICLE 8 AMENDMENT
Amendment

8.1 This Agreement may, at any time and from time to time before or after the holding of the Target Meeting, but not later than the Effective Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties;
(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and
(d) waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing: (i) following the Target Meeting, the Consideration shall not be amended without approval of the Target Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court and (ii) this Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under §8.2 shall remain unaffected.

Mutual Understanding Regarding Amendments

8.2 If either Purchaser or Target proposes any amendment to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its security holders are not prejudiced by reason of any such amendment, the other will co-operate in a reasonable fashion with the Person who made the proposal so that such amendment can be effected subject to applicable Laws and the rights of the affected Person’s security holders.

Cooperation on Structure

8.3 Purchaser and Target will cooperate in good faith and will take all reasonable steps and actions after the date hereof to complete the Transaction in a manner which is most tax effective for Purchaser and Target. The parties may also agree to modify the structure of the Plan of Arrangement if necessary to provide for a more tax effective structure for their respective shareholders.

ARTICLE 9 TERMINATION AND COMPENSATION
Termination
9.1 This Agreement may be terminated at any time before the Effective Date, whether before or after Target Shareholder Approval:
(a) by mutual written consent of Target and Purchaser;
(b) by either Target or Purchaser pursuant to the exercise of their rights set forth in §7.1, hereof, provided that the provisions of §7.4 have been complied with;
(c) by Purchaser pursuant to the exercise of its rights set forth in §7.2, provided the provisions of §7.4 have been complied with;
(d) by Target pursuant to the exercise of its rights set forth in §7.3, provided the provisions of §7.4 have been complied with;
(e) by either Target or Purchaser if the Target Shareholders fail to approve the Arrangement Resolution at the Target Meeting;

(f) by Target, following receipt of, and in order to enter into a definitive written agreement with respect to a Superior Proposal, but only in compliance with §5.8 and §9.4;

(g) by Purchaser, (i) if the Target Board has made a Change in Recommendation, or (ii) Target will have entered into a binding agreement with respect to a Superior Proposal, in each case only in compliance with §5.8 and §9.4;

(h) by Purchaser, if, subject to §7.4, a failure to perform, in all material respects, any covenant or agreement on the part of Target set forth in this Agreement that would cause the conditions set forth in §7.1 or §7.2 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date; provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in §7.1 or §7.3 not to be satisfied; or

(i) by Target, if, subject to §7.4, a failure to perform, in all material respects, any covenant or agreement on the part of Purchaser set forth in this Agreement that would cause the conditions set forth in §7.1 or §7.3 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date; provided that Target is not then in breach of this Agreement so as to cause any of the conditions set forth in §7.1 or §7.2 not to be satisfied.

Where action is taken to terminate this Agreement pursuant to this §9.1, it will be sufficient for such action to be authorized by the Board of Directors of the Person taking such action.
Effect of Termination

9.2 In the event of termination of this Agreement by either Target or Purchaser as provided in §9.1, this Agreement will forthwith become void and have no further effect, and there will be no liability or further obligation on the part of Target or Purchaser or their respective officers or directors under the Transaction Documents, except that:

(a) the provisions of §9.3 and §9.4 (Expenses and Termination Fees), and this §9.2 will remain in full force and effect and will survive any such termination;

(b) neither Target nor Purchaser will be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, or agreements as set forth in the Transaction Documents save and except as provided therein; and

(c) the covenant of Purchaser and Target with respect to confidentiality set forth in the Confidentiality Agreement will survive the termination of this Agreement or completion of the Transaction and continue in full force and effect for a period of two years thereafter.

Expenses

9.3 Whether or not the Transaction is consummated, except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transaction (including the fees and expenses of advisors, accountants and legal counsel) will be paid by the Person incurring such expense.

Termination Fees
9.4 If this Agreement is terminated pursuant to

(a) §9.1(e) in circumstances where a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Target, has been publicly announced before the termination of this Agreement and not withdrawn, and within 12 months of the date of such termination:

(i) the Person who made such Acquisition Proposal or an affiliate of such Person:
(A) directly or indirectly acquires Target by arrangement, business combination or otherwise;

(B) directly or indirectly acquires the assets of Target that: (1) constitute more than 20% of the consolidated assets of Target; (2) generate more than 20% of the consolidated revenue of Target; or (3) generate more than 20% of the consolidated operating income of Target; or

(C) directly or indirectly acquires more than 50% of the Target Shares; or

(ii) Target enters into a definitive agreement in respect of, or the Target Board approves or recommends, a transaction contemplated by (a) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter,

(b) §9.1 (f), or
(c) §9.1(g),
Target will pay to Purchaser an amount equal to $18.0 million in cash or immediately available funds (the “Termination Fee”).

In addition, in the event the Arrangement Resolution is not approved at the Target Meeting, then Target shall pay Purchaser an aggregate amount of $1.0 million in cash or immediately available funds, as an expense payment; provided, however, that (i) Target will not be obligated to pay such amount if it has paid or is required to pay the Termination Fee, and (ii) any such amount paid by Target will be credited against any amount subsequently payable by Target pursuant to the circumstances provided in §9.4(a).

Each of Purchaser and Target acknowledges and agrees that if the full fee is paid to Purchaser by Target pursuant to §0, the amount so paid and accepted is in lieu of any damages or any other payment or remedy which Purchaser may be entitled to and will constitute payment of liquidated damages which are a genuine estimate of the damages which Purchaser will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Target irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, Purchaser agrees that the payment of any amount pursuant to §0 is the sole monetary remedy available to it and that it will not have any alternative right or remedy against Target for damages, whether for consequential damages or otherwise.  Nothing in this §0 will preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 10 GENERAL
Notices

10.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Person to any other Person will be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Person to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid will, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it will be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto will be as follows:

(a) if to Target:
Richfield Ventures Corp.
101-242 Reid Street
Quesnel, British Columbia V2J 2M2

Attention:                      Peter Bernier
Facsimile:                                (250) 992-6643
with a copy (that will not constitute notice) to:
McMillan LLP
Royal Centre
1055 West Georgia Street
Suite 1500
Vancouver, British Columbia V6E 4N7

Attention:                      Gary Floyd
Facsimile:                                (604) 893-7610

(b) if to Purchaser:
New Gold Inc.
Suite 3110, 666 Burrard Street
Vancouver, British Columbia V6C 2X8

Attention:                      Robert Gallagher
Facsimile:                                (604) 696-4110
with a copy (that will not constitute notice) to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza - 40 King Street West
Toronto, Ontario M5H 3C2

Attention:                      André Boivin
Facsimile:                                (416) 640-3157

Time of Essence
10.2 Time will be of the essence in this Agreement.
Further Assurances

10.3 Each Person hereto will, from time to time, and at all times hereafter, at the request of any other Person hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

Governing Law

10.4 This Agreement will be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Person hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

Execution in Counterparts

10.5 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile version of an executed signature page by a Person will constitute satisfactory evidence of execution of this Agreement by such Person.

[Rest of Page Intentionally Left Blank]

Enurement and Assignment

10.6 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Person hereto without the prior written consent of the other Person hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.
RICHFIELD VENTURES CORP. Per: “Susanne Bonn” Name: Susanne Bonn Title: Chief Financial Officer Per: “Peter Bernier” Name: Peter Bernier Title: Chief Executive Officer
NEW GOLD INC. Per: “Brian Penny” Name: Brian Penny Title: Executive Vice President, Chief Financial Officer Per: “Robert Gallagher” Name: Robert Gallagher Title: President and Chief Executive Officer

SCHEDULE 1
PLAN OF ARRANGEMENT
IN THE MATTER OF AN ARRANGEMENT among Richfield Ventures Corp. (“Target”) and the holders from time to time of the issued and outstanding common shares without par value in the capital of Target and the holders of options to acquire Target Shares, pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended (Scheme E Start here, Alt Ph, P1, etc.)

ARTICLE 1 INTERPRETATION
1.1 In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases will have the meanings hereinafter set out:
“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA as described herein;
“Arrangement Agreement” means the agreement made as of April 3, 2011 between Purchaser and Target entered into for the purpose of effecting this Arrangement and any amendment or variation thereof;
“Arrangement Resolution” means the special resolution approving the Arrangement Agreement and this Plan of Arrangement to be considered at the Target Meeting;
“BCBCA” means the Business Corporations Act (British Columbia) as now enacted and as amended from time to time;
“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday, in British Columbia or Ontario;
“Canadian Resident” means a beneficial owner of Target Shares immediately prior to the Effective Date who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Cash Consideration” means $0.0001 for each Target Share;
“Court” means the Supreme Court of British Columbia;
“CRA” means the Canada Revenue Agency;
“Depositary” means Computershare Investor Services Inc.;
“Dissent Right” means the right of dissent and appraisal provided for in Article 5 hereto;

“Dissenting Shareholder” means a Target Shareholder who has exercised a Dissent Right and who is ultimately entitled to be paid the fair value of Target Shares held by such Target Shareholder;
“Effective Date” means the date agreed to by Target and Purchaser in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Final Order has been granted by the Court;

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time agreed to by Target and Purchaser in writing;
“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;
“Eligible Non-Resident” means a beneficial owner of Target Shares immediately prior to the Effective Date who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Target Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Encumbrance” means any encumbrance including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” has the meaning given to it in §3.1(c);
“Fair Market Share Value” when applied to Target Shares, means the volume weighted average trading price of the Target Shares over the five trading days on the TSXV ending three Business Days before the Effective Date;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended;
“NYSE Amex” means the NYSE Amex Equities exchange;
“Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time;
“Purchaser” means New Gold Inc.;

“Purchaser Shares” means the common shares without par value in the authorized share structure of Purchaser;
“Registrar” means the Registrar of Companies under the BCBCA;
“Section 85 Election” shall have the meaning ascribed thereto in §4.6;
“Shareholder Rights Plan” means the shareholder rights plan agreement between Target and Computershare Investor Services Inc. dated November 3, 2009;
“Stock Exchanges” means the TSX, TSXV and the NYSE Amex;
“Tax Act” means the Income Tax Act (Canada), as amended;
“TSX” means The Toronto Stock Exchange;
“TSXV” means the TSX Venture Exchange;
“Target” means Richfield Ventures Corp., a company existing under the laws of the Province of British Columbia;
“Target Meeting” means the special meeting of Target Shareholders to be held to consider the Arrangement Resolution, including any adjournment or adjournments thereof;
“Target Optionholders” means holders of Target Options;
“Target Securityholders” means Target Shareholders and Target Optionholders;
“Target Shareholders” means the holders from time to time of Target Shares;
“Target Share Option Plan” means the share option plan of Target dated August 26, 2009, as amended December 22, 2009, as ratified by Target Shareholders on December 10, 2009 and November 2, 2010;
“Target Shares” means the common shares without par value in the authorized share structure of Target;
“Target Option” means any option to acquire Target Shares that was granted under the Target Share Option Plan and is outstanding immediately before the Effective Date; and
“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement.  Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Agreement;

(b) the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;

(c) words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d) if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e) the word “including” means “including, without limiting the generality of the foregoing”;

(f) a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g) all references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.
ARTICLE 2 ARRANGEMENT AGREEMENT
2.1 This Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, the Registrar, Purchaser, Target, and the Target Securityholders, from and after the Effective Time.

(i) each Target Option outstanding as at the Effective Time will, without further action by or on behalf of any Target Optionholders, be deemed to be fully vested and will be transferred by Target Optionholder to Target, free and clear of all Encumbrances, in exchange for a fraction of an Target Share determined in accordance with the following formula:

ARTICLE 3 ARRANGEMENT
3.1 At the Effective Time, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the following order without any further act or formality:
(a) the Shareholder Rights Plan will be terminated and the Rights thereunder cancelled without any further action or formality and for no consideration;

(b) notwithstanding any vesting or exercise or other provisions to which a Target Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Target Share Option Plan)

OP – EP
OP
OP – EP
OP
Where:
EP           = the exercise price applicable to such Target Option;
OP           = the per Target Share value of the consideration under the Plan of Arrangement, as determined using the Fair Market Share Value as of the Effective Date;
No certificates representing Target Shares will be issued to any Target Optionholders in connection with such exchange, provided that the name of the holder will be added to the register maintained by or on behalf of Target in respect of the Target Shares as the holder of the number of Target Shares so issued to the Target Optionholders;

(ii) each Target Option exchanged by a Target Optionholder in accordance with the foregoing will, without any further action by or on behalf of such holder, be cancelled immediately following such exchange and the holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to cancel such Target Options in accordance with this §3.1(b)(ii);

(iii) each Target Optionholder will cease to be the holder thereof and will cease to have any rights as a holder of such Target Option or under the Target Share Option Plan, the name of such holder will be removed from the register maintained by or on behalf of Target in respect of Target Options as of the Effective Time, and all option agreements, grants and similar instruments relating to such Target Option will be cancelled; and

(iv) the Target Share Option Plan will be terminated;

(c) each of the issued and outstanding Target Shares, other than those held by Dissenting Shareholders, will be deemed to be acquired by Purchaser, free and clear of any Encumbrances, in exchange for the Cash Consideration and 0.9217 Purchaser Shares (the “Exchange Ratio”), provided that the aggregate number of Purchaser Shares payable to any Target Shareholder, if calculated to include a fraction of a Purchaser Share, will be rounded down to the nearest whole Purchaser Share, with no consideration being paid for the fractional share;

(d) any Cash Consideration owing to a former holder of Target Shares shall be rounded up to the next whole cent;

(e) each Target Shareholder will be deemed to have transferred such Target Shares held by him to Purchaser, and the Purchaser Shares and Cash Consideration to be paid by the Purchaser to the Target Shareholder will be deemed to be paid in exchange therefor;

(f) each Target Shareholder will cease to be a holder of Target Shares and the name of each Target Shareholder will be removed from the central securities register of Target as of the Effective Date;

(g) each Target Shareholder will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Arrangement; and

(h) Purchaser will be and will be deemed to be the transferee of all Target Shares, free and clear of any Encumbrances, and will be entered in the central securities register of Target as the holder of such Target Shares as of the Effective Date.

3.2 Notwithstanding that the transactions or events set out in §3.1 may occur or be deemed to occur in the order therein set out without any further act or formality, each of Target and Purchaser agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in §3.1 including, without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares, any receipt therefor and any necessary additions to or deletions from share registers and transfer of the Assets.

3.3 No fractional Target Shares or Purchaser Shares will be issued to any person pursuant to this Plan of Arrangement. The number of Target Shares or Purchaser Shares to be issued to any person pursuant to this Plan of Arrangement will be rounded down to the nearest whole Target Share or Purchaser Share, as applicable, with no consideration being paid for the fractional share.

ARTICLE 4 CERTIFICATES

4.1 After the Effective date, certificates formerly representing Target Shares which are held by a Target Shareholder will, except for Target Shares held by Dissenting Shareholders, represent only the right to receive certificates representing Purchaser Shares and the Cash Consideration, all in accordance with the terms of the Arrangement.

4.2 No dividends or other distributions declared or made after the Effective Date with respect to the Purchaser Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Target Shares which, immediately before the Effective Date, represented outstanding Target Shares and will not be payable until the surrender of certificates for Target Shares for exchange for Purchaser Shares in accordance with the terms of this Plan of Arrangement.

4.3 As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Target Shareholder, at the address of such Target Shareholder as it appears on the appropriate register for such securities, a letter of transmittal (a “Transmittal Letter”) and instructions for obtaining delivery of the certificate or certificates representing the Purchaser Shares allotted and issued to such holder pursuant to the Arrangement.  Target Shareholders may take delivery of the certificate or certificates representing the Purchaser Shares allotted and issued to them by delivering the certificates representing Target Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter.  Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require.  Certificates representing the Purchaser Shares issued to such Target Shareholder will be registered in such name or names and delivered to such address or addresses as such Target Shareholder may direct in such Transmittal Letter as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

4.4 Any certificate which immediately before the Effective Date represented outstanding Target Shares and which has not been surrendered, with all other instruments required by this Article 4, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Target, Purchaser or the Depositary.

4.5 In the event any certificate, which immediately before the Effective Time represented one or more outstanding Target Shares that were exchanged pursuant to §3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Purchaser Shares, deliverable in accordance with such holder’s Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Purchaser Shares and cash, as applicable, are or is to be issued or delivered will, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Purchaser and its transfer agent in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to them, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6 An Eligible Holder whose Target Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Purchaser, within 90 days after the Effective Date, duly completed with the details of the number of Target Shares transferred and the applicable agreed amounts for the purposes of such joint elections. The Purchaser shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder, for filing with the CRA (or the applicable provincial tax authority). Neither  Target, Purchaser nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

4.7 Upon receipt of a Transmittal Letter in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, the Purchaser will promptly deliver a tax instruction letter (and a tax instruction letter for any analogous provision of provincial income tax law, if applicable), together with the relevant tax election forms (including the analogous provincial tax election forms, if applicable), partially completed with such information as pertains to the Purchaser, to the Eligible Holder.

ARTICLE 5 RIGHTS OF DISSENT

5.1 Notwithstanding §3.1, holders of Target Shares may exercise rights of dissent (the “Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and in  the manner set forth in sections 242 to 247 of the BCBCA (collectively, the “Dissent Procedures”).

5.2 Target Shareholders who duly exercise Dissent Rights with respect to their Target Shares (“Dissenting Shares”) and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to Target for cancellation immediately before the Effective Date; or

(b) for any reason are ultimately not entitled to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Target Shareholder and will receive Purchaser Shares and the Cash Consideration on the same basis as every other non-dissenting Target Shareholder;

but in no case will Target be required to recognize such persons as holding Target Shares on or after the Effective Date.

5.3 If a Target Shareholder exercises the Dissent Right, Purchaser will on the Effective Date set aside (i) a number of Purchaser Shares and (ii) the Cash Consideration, which is attributable under the Arrangement to the Target Shares for which Dissent Rights have been exercised.  If the dissenting Target Shareholder is ultimately not entitled to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Target Shareholders and Purchaser will distribute to such Target Shareholder the Purchaser Shares and the Cash Consideration that the Target Shareholder is entitled to receive pursuant to the terms of the Arrangement.  If a Target Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, Purchaser will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 6 EFFECT OF THE ARRANGEMENT
6.1 As at and from the Effective Time:
(a) Target will be a wholly-owned subsidiary of Purchaser;
(b) the rights of creditors against the property and interests of Target will be unimpaired by the Arrangement; and

(c) Target Shareholders, other than Dissenting Shareholders, will hold Purchaser Shares and receive Cash Consideration and in replacement for their Target Shares, as provided by the Plan of Arrangement.

6.2 Purchaser, Target and the Depositary will be entitled to deduct and withhold from any consideration payable to any holder of Target Options, Target Warrants or Target Shares, such amounts as Purchaser, Target or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the options, warrants or shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Depositary is hereby authorized, as agent for the holder of Target Shares, to sell or otherwise dispose of such portion of the consideration, including Purchaser Shares, as is necessary to provide sufficient funds to Purchaser, Target or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and Purchaser, Target or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 7 AMENDMENTS

7.1 Purchaser and Target reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time before the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court.

7.2 Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Purchaser and Target at any time before the Target Meeting with or without any other prior notice or communication to Target Shareholders, and if so proposed and accepted by Target Shareholders voting at the Target Meeting, will become part of this Plan of Arrangement for all purposes.  Subject to §7.3, if such amendment, modification or supplement is made following the Target Meeting, it shall be approved by the Court and, if required by the Court, communicated to the Target Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

7.3 Any amendment, modification or supplement to this Plan of Arrangement may be made by Purchaser and Target without approval of the Target Shareholders provided that it concerns a matter which, in the reasonable opinion of Purchaser and Target, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Target Shareholders.

ARTICLE 8 TERMINATION
8.1 This Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.
[Rest of Page Intentionally Left Blank]

[Page Intentionally Left Blank]

SCHEDULE 2
REPRESENTATIONS AND WARRANTIES OF TARGET
Each of the representations and warranties of Target set forth in this Schedule 2 is qualified and made subject to the disclosures made in the Target Disclosure Letter, and any specific reference to the Target Disclosure Letter herein is solely for greater certainty. Target hereby represents and warrants to Purchaser (and acknowledges that Purchaser is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below: numbering restarted

(a) Organization:  Target is a corporation duly incorporated or amalgamated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.  Target (i) has all licenses, permits, certificates, orders and other authorizations of or from any Governmental Entity necessary to conduct its business substantially as now conducted, and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) No Subsidiaries: Target has no Subsidiaries.
[Rest of Page Intentionally Left Blank]

(c) Capitalization:  The authorized share capital of Target consists of unlimited number of Target Shares.  The number of issued and outstanding Target Shares, Target Options and Target Warrants as of the close of business on April 1, 2011 is set forth in Schedule (C) of the Target Disclosure Letter. Except as described therein, there are no options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Shareholder Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Target of any securities of Target (including Target Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Target (including Target Shares). All outstanding Target Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Target Shares issuable upon the exercise of rights under the Target Options and Target Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Target (including the Target Shares, the Target Options and the Target Warrants) have been issued in compliance with all applicable Laws and Securities Laws.  There are no securities of Target outstanding which have the right to vote generally (or, other than the Target Options and the Target Warrants, are convertible into, or exchangeable or exercisable for securities having the right to vote generally) with the Target Shareholders on any matter.  There are no outstanding contractual or other obligations of Target to repurchase, redeem or otherwise acquire any of its securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Target having the right to vote with the holders of the outstanding Target Shares on any matters.

(d) Authority:  Target has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement Target and the performance by Target and of its obligations under this Agreement have been duly authorized by the Target Board and no other corporate proceedings on the part of Target is necessary to authorize the execution and delivery of this Agreement or the performance by Target and its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Target and constitutes a legal, valid and binding obligation of Target and enforceable against Target in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e) No Violation:  None of the authorization, execution and delivery of this Agreement by Target, the completion of the transactions contemplated by this Agreement or the Plan of Arrangement, or compliance by Target with any of the provisions hereof or thereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Target, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Target, under any of the terms, conditions or provisions of (A) their respective articles, charters or by-laws or other comparable organizational documents, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, license, permit, or other Contract; or (2) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Target or any of their respective properties or assets; or (3) cause the suspension or revocation of any Permit currently in effect in respect of Target (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Target). The authorization of this Agreement, the execution and delivery by Target of this Agreement, the performance by Target of its obligations under this Agreement, and the consummation by Target of the Arrangement, will not (x) give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any Encumbrance, charge or Lien upon any of Target’s assets (other than in respect of those employment agreements or other agreements described in Schedule (E) of the Target Disclosure Letter); or (y) result in the imposition of any Liens upon any assets of Target.

(f) Financial Statements and Information:  The Target Financial Statements were prepared in accordance with generally accepted accounting principles in Canada consistently applied, and fairly represent, in all material respects, the status and affairs of Target at the respective dates indicated and the results of operations of Target (on a consolidated basis) for the periods covered.

(g) Reporting Status and Securities Laws Matters:  Target is a “reporting issuer” and is in compliance in all material respects with applicable Canadian Securities Laws in each of the provinces of British Columbia and Alberta.  No delisting, suspension of trading in or cease trading order with respect to any securities of Target and, to the knowledge of Target, no inquiry or investigation (formal or informal) of any Securities Regulator, is in effect or ongoing or, to the knowledge of Target, expected to be implemented or undertaken.  The Target Shares are listed and posted for trading on the TSXV.  Target is in compliance in all material respects with all requirements of the TSXV.

(h) Public Record: Target has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable Laws and, as of their respective dates, the documents and materials comprising the Target Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any Misrepresentation, and complied in all material respects with all Securities Laws.

(i) Books and Records:  The financial books, records and accounts of Target in all material respects: (i) have been maintained in accordance with GAAP, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Target, and (iii) accurately and fairly reflect the basis for the Target Financial Statements. The corporate records and minute books for each of Target contain complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Target held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(j) No Undisclosed Liabilities:  Other than as disclosed in Schedule (J) of the Target Disclosure Letter, Target has no outstanding indebtedness or liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Target Financial Statements or, to the extent disclosed in the Target Disclosure Letter, incurred in the ordinary course of business since the date of the most recent financial statements of Target filed on SEDAR.

(k) Absence of Changes:  Since July 31, 2010, except as disclosed in Schedule (K) of the Target Public Disclosure Record, there has been no material change (actual, contemplated or threatened) in the condition (financial or otherwise), earnings, position, value, operation, properties, business results of operations or prospects of Target, and the debt, business and material property of Target conform in all respects to the description thereof contained in the Target Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Target on any Target Shares.

(l) Material Contracts: Schedule (L) of the Target Disclosure Letter includes a complete and accurate list of all Material Contracts to which Target is a party.  All Material Contracts are in full force and effect, and Target is entitled to all rights and benefits thereunder in accordance with the terms thereof.  Target has made available in the Data Site true and complete copies of all Material Contracts.  All of the Material Contracts are valid and binding obligations of Target enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.  Target has complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Target or, to the knowledge of Target, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts.  As at the date hereof, Target has not received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Target, no such action has been threatened.  Target is not a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Target.

(m) Compliance with Law:  To the best of the knowledge of Target after due enquiry, Target has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Target and without limitation, Target holds all permits, licences and approvals required for the operation of their business as is now being and has previously been conducted.

(n) Litigation, etc:  There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Target, threatened affecting Target or affecting any of its respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws.  Neither Target nor its assets or properties is subject to any outstanding judgement, order, writ, injunction or decree.

(o) Absence of Cease Trade Orders: No order ceasing or suspending trading in the Target Shares (or any of them) or any other securities of Target is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Target, are pending, contemplated or threatened.

(p) Shareholder Rights Plan: The Target Board has, on behalf of the Company, deferred the “Separation Time” under the Shareholder Rights Plan in respect of the Arrangement and the other transactions with Purchaser and Target Securityholders as contemplated by this Agreement.

(q) Licences, etc: Target holds all requisite licences, registrations, qualifications, permits, certificates, orders, grants, approvals, consents and other authorizations necessary or appropriate for carrying on their business as currently carried on and all such licences, registrations, qualifications, permits, certificates, orders, grants, approvals, consents and other authorizations are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on Target.  In particular, without limiting the generality of the foregoing, Target has not received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor has it received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, groups of claims, exploration rights, concessions or leases with respect to any of the Concessions.

(r) Property:  Subject to the qualification that there may be potentially competing interests in or rights in respect of the land covered by the Concessions arising from rights, title and interests claimed by aboriginal claimants, including First Nations, and subject to any disclosure in Schedule (R) of the Target Disclosure Letter:

(i)

(A) Target is the absolute legal and beneficial owner of, or holds a good and valid leasehold or other contractual interest in or sufficient title to the Concessions.  The Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for and develop minerals in which the Target has any legal or equitable interest; and

(B) The Lands are the only interests in Real Property, including licences, leases, rights of way, rights to use, surface rights, easements or other Real Property interests that Target has any legal or equitable interest in.

(ii) Each Blackwater Concession is in good standing and each Blackwater Concession and all of the Lands are held by Target free and clear of all Liens and Target is lawfully authorized to hold the interests of Target in the Blackwater Concessions and the Lands.  Schedule (R) of the Target Disclosure Letter sets out an up to date, true and accurate list in all material respects of:

(A) the interests of Target in each of the Concessions and Lands; and
(B) the agreement or document pursuant to which such Concessions and Lands were acquired by Target.
(iii) Applying customary standards in the mining industry in British Columbia, Canada:

(A) each Concession, to the knowledge of the Target, has been properly filed, located, granted and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims in each case in all material respects;

(B) any and all assessment work required to be performed and filed under the Concessions has been performed and filed;
(C) any and all Taxes and other payments required to be paid in respect of the Concessions and the Lands have been paid;
(D) any and all filings required to be filed in respect of the Concessions and the Lands have been filed;
(E) Target has the exclusive right to deal with the Concessions and the Lands;
(F) no other person has any material interest in the Concessions or the Lands or any right to acquire any such interest;

(G) there are no back-in rights, earn-in rights, rights of first refusal, rights of first offer, option rights, royalty rights or similar provisions which would materially affect Target’s interests in the Concessions or the Lands;

(H) there are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of Target, that are pending or threatened, affecting or which could affect the title to or right to explore or develop the Blackwater Concessions including the title to or ownership by Target of any of the foregoing, which might involve the possibility of any judgement or liability affecting the Blackwater Concessions; and

(I) Target has not received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Target’s interests in the Concessions.

(iv) All work and activities carried out on the Concessions and the Lands by Target or any other person appointed by Target have been carried out in all material respects in compliance with all applicable Laws, and neither Target nor, to the knowledge of Target, any other person has received any notice of any material breach of any such applicable Laws.

(v) Target has made full disclosure to Purchaser of all material facts of which Target has knowledge relating to the Concessions including the details of any bonds or cash deposits lodged or indemnities granted in respect thereof.

(s) Mineral Resources:  The most recent estimated indicated, measured and inferred mineral resources disclosed in the Target Disclosure Documents before the date of this Agreement have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practises and all applicable Laws, including NI 43-101. The information provided by Target to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. No material mineral deposits are subject to illegal occupation.  There has been no material reduction in the aggregate amount of estimated mineral resources of Target from the amounts disclosed in the Target Disclosure Documents.

(t) Environmental: Other than as set forth in Schedule (T) of the Target Disclosure Letter, to the knowledge of Target, Target and its businesses, operations, and properties:
(i) is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Approvals;
(ii) has not received any order, request or notice from any person alleging a violation of any Environmental Law;

(iii) (i) is not a party to any litigation or administrative proceeding, nor to its knowledge  is  any  litigation  or  administrative  proceeding  threatened against  it  or  its property or  assets, which  in either  case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv) is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance that would reasonably be expected to result in any Environmental Liabilities.

(u) Insurance:  As of the date hereof, Target has such policies of insurance as are listed in Schedule (U) of the Target Disclosure Letter.  All insurance maintained by Target is in full force and effect and in good standing and Target is not in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Target failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Target or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(v) Tax Matters:
(i) Target has duly and timely filed all Tax Returns required to be filed by it before the date hereof and all such Tax Returns are complete and correct in all material respects;

(ii) Target has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Target Financial Statements;

(iii) No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Target, and Target is not a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Target, threatened against Target or any of its assets;

(iv) No claim has been made by any Governmental Entity in a jurisdiction where Target does not file Tax Returns that Target is or may be subject to Tax by that jurisdiction;
(v) There are no Tax Liens (other than in respect of Taxes not yet due and payable) upon any of the assets of Target;

(vi) Target has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so;

(vii) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Target for any taxable period and no request for any such waiver or extension is currently pending; and

(viii) The tax attributes of the assets of Target and the amount of the tax loss carry-forwards of Target are accurately reflected in the Tax Returns of Target and have not materially and adversely changed since the date of such Tax Returns.

(w) Winding Up:  No order has been made, petition presented or meeting convened for the purpose of winding up of Target, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Target are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(x) Brokers:  No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Target, other than the Financial Advisor, the fees and expenses of which are as set forth in Schedule (W) of the Target Disclosure Letter.

(y) Corrupt Practices:  There have been no actions taken by Target or any of its Affiliates which violated or are in violation of the Foreign Corrupt Practices Act of 1977 (United States) or the Corruption of Foreign Public Officials Act (Canada) or any similar legislation of another jurisdiction.

(z) Confidentiality Agreements:  Target has not negotiated any Acquisition Proposal with any Person who has not entered into a confidentiality agreement and has not waived any “standstill” provisions in any such agreement, and no such agreement contains any provision currently in effect which would require Target to pay any break fee or similar payment to any Person, other than Purchaser pursuant to this Agreement.

(aa) Competition Act:  Target does not have assets in Canada or annual gross revenues from sales in or from Canada that exceed $73 million, in either case, as determined in accordance with the Competition Act and the regulations thereunder.

SCHEDULE 3
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Each of the representations and warranties of Purchaser set forth in this Schedule 3 is qualified and made subject to the disclosure made in the Purchaser Disclosure Documents, and any specific reference to the Purchaser Documents herein is solely for greater clarity. Purchaser hereby represents and warrants to Target (and acknowledges that Target is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below: numbering restarted

(a) Organization:  Each of Purchaser and the Purchaser Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.  Each of Purchaser and the Purchaser Subsidiaries (i) has all licenses, permits, certificates, orders and other authorizations of or from any Governmental Entity necessary to conduct its business substantially as now conducted, and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on  Purchaser or Purchaser Subsidiaries.

(b) Ownership of Subsidiaries: The material subsidiaries of Purchaser are disclosed in its Annual Information Form for the year ended December 31, 2010 (the “AIF”).  All of the issued and outstanding shares of capital stock and other ownership interests in the material subsidiaries of Purchaser are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Purchaser are legally and beneficially owned, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Purchaser except as disclosed in the Purchaser Disclosure Documents. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any material subsidiaries of Purchaser to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests except as disclosed in the Purchaser Disclosure Documents. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Purchaser except as disclosed in the Purchaser Disclosure Documents.

(c) Capitalization:  The authorized share capital of Purchaser consists of an unlimited  number of common shares. As of the close of business on April 1, 2011, there are issued and outstanding 400,872,677 Shares.  In addition, as of the close of business on April 1, 2011, an aggregate of 11,856,915 Purchaser Shares are issuable upon the exercise of the outstanding Purchaser Options and an aggregate of 62,868,353 Purchaser Shares (excluding Purchaser Shares issuable pursuant to outstanding Purchaser Options) are issuable pursuant to the other convertible securities.  Except as disclosed above, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Purchaser (including Purchaser Shares) or of the Purchaser Subsidiaries. All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Purchaser Shares issuable upon the exercise of rights under the Purchaser Options in accordance with the respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.  All securities of Purchaser  (including Purchaser Shares and Purchaser Options) have  been  issued  in  compliance  with  all  applicable  Laws  and Securities Laws.  There are no securities of Purchaser or any of the Purchaser Subsidiaries outstanding which have the right to vote generally (or, other than the Purchaser Options, are convertible into, or exchangeable or exerciseable for securities having the right to vote generally) with the Purchaser Shareholders on any matter.

(d) Authority:  Purchaser has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the performance by Purchaser of its obligations under this Agreement has been duly authorized by its board of directors and no other corporate or shareholder proceedings on the part of Purchaser is necessary to authorize the execution and delivery by the Purchaser of this Agreement or the performance of its respective obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement (and for greater certainty, the issuance of the Purchaser Shares forming part of the Consideration pursuant to the Arrangement does not require the approval of the Purchaser Shareholders pursuant to the policies of the TSX or NYSE Amex). This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e) No Violation: None of the authorization, execution and delivery of this Agreement by Purchaser, the completion of the transactions contemplated by this Agreement or the Plan of Arrangement, or compliance by Purchaser with any of the provisions hereof or thereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of approvals from the TSX and NYSE Amex, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Purchaser or any of the Purchaser Subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Purchaser or any of the Purchaser Subsidiaries, under any of the terms, conditions or provisions of (A) their  respective  articles,  charters  or  by-laws  or  other  comparable organizational documents, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, license, permit, or other Contract; or (2) subject to obtaining the approvals from the TSX and NYSE Amex, (x) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Purchaser or any of the Purchaser Subsidiaries or any of its properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect in respect of Purchaser or the Purchaser Subsidiaries (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the approvals from the TSX and NYSE Amex), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect). The authorization of this Agreement, the execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations under this Agreement, and the consummation by Purchaser of the Arrangement, will not (x) give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any Encumbrance, charge or Lien upon any of the assets of Purchaser or the assets of any of the Purchaser Subsidiaries; or (y) result in the imposition of any Liens upon any assets of Purchaser or any of the Purchaser Subsidiaries. There are no approvals and notices (except for post-closing notices) required from any third party under any Contracts in order for Purchaser and the Purchaser Subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f) Financial Statements and Information:  The Purchaser Financial Statements were prepared in accordance with generally accepted accounting principles in Canada consistently applied, and fairly represent, in all material respects, the status and affairs of Purchaser at the respective dates indicated and the results of operations of Purchaser (on a consolidated basis) for the periods covered.

(g) Reporting Status and Securities Laws Matters: Purchaser is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian Securities Laws in each of the provinces of Canada.  The Purchaser Shares are registered as a class under section 12(b) of the U.S. Exchange Act, and Purchaser has filed all reports that it is required to file under section 13(a) of the U.S. Exchange Act.  No delisting, suspension of trading in or cease trading order with respect to any securities of and, to the knowledge of Purchaser, no inquiry or investigation (formal or informal) of any Securities Regulator, is in effect or ongoing or, to the knowledge of Purchaser, expected to be implemented or undertaken.  The Purchaser Shares are listed and posted for trading on the TSX and the NYSE Amex.  Purchaser is in compliance in all material respects with all requirements of the TSX and the NYSE Amex.

(h) Public Record:  Purchaser has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable Laws and, as of their respective dates, the documents and materials comprising the Purchaser Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any Misrepresentation, and complied in all material respects with all Securities Laws.

(i) Books and Records:  The financial books, records and accounts of Purchaser and the Purchaser Subsidiaries, in all material respects: (i) have been maintained in accordance with GAAP, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Purchaser and the Purchaser Subsidiaries, and (iii) accurately and fairly reflect the basis for the Purchaser Financial Statements. The corporate records and minute books for each of Purchaser and the Purchaser Subsidiaries contain complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Purchaser and each of the Purchaser Subsidiaries held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(j) No Undisclosed Liabilities:  Purchaser and the Purchaser Subsidiaries have no outstanding material indebtedness or liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Purchaser Financial Statements or incurred in the ordinary course of business since the date of the most recent Purchaser Financial Statements filed on SEDAR or otherwise disclosed in the Purchaser Public Documents.

(k) Absence of Changes:  Since December 31, 2010, except as disclosed in the Purchaser Disclosure Documents, there has been no material change (actual, contemplated or threatened) in the condition (financial or otherwise), earnings, position, value, operation, properties, business results of operations or prospects of Purchaser and the Purchaser Subsidiaries, and the debt, business and material property of Purchaser and the Purchaser Subsidiaries conform in all respects to the description thereof contained in the Purchaser Disclosure Documents.

(l) Absence of Cease Trade Orders:  No order ceasing or suspending trading in the Purchaser Shares (or any of them) or any other securities of Purchaser is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Purchaser, are pending, contemplated or threatened.

(m) Compliance with Law:  To the best of the knowledge of Purchaser after due enquiry, each of Purchaser and the Purchaser Subsidiaries has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Purchaser and without limitation, Purchaser and the Purchaser Subsidiaries hold all permits, licences and approvals required for the operation of their business as is now being and has previously been conducted.

(n) Litigation, etc.:  Other than as disclosed in the Purchaser Disclosure Documents, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Purchaser, threatened affecting Purchaser or any of the Purchaser Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws which, individually or in the aggregate will have a Material Adverse Effect on Purchaser.

(o) Purchaser Material Properties:

(i) The Purchaser Material Properties as disclosed in the Purchaser Public Documents constitute the material mining concessions, claims, leases, licenses, permits or other rights to explore for, develop and extract minerals that Purchaser or any of the Purchaser Subsidiaries have any legal or equitable interest in;

(ii) Each Purchaser Material Property is in good standing and Purchaser and the Purchaser Subsidiaries are lawfully authorized to hold the interests of Purchaser and the Purchaser Subsidiaries in the Purchaser Material Properties;

(iii) neither Purchaser nor the Purchaser Subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Purchaser’s or any of the Purchaser Subsidiaries’ interests in the Purchaser Material Properties, except as disclosed in the Purchaser Public Disclosure Documents; and

(iv) All work and activities carried out on the Purchaser Material Properties or any of the Purchaser Subsidiaries or any other person appointed by Purchaser or any of the Purchaser Subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Purchaser nor any of the Purchaser Subsidiaries, nor, to the knowledge of Purchaser or any of the Purchaser Subsidiaries, any other person has received any notice of any material breach of any such applicable Laws, except as disclosed in the Purchaser Public Disclosure Documents.

(p) Mineral Reserves and Resources:  The most recent estimated indicated, measured and inferred mineral resources and/or probable or proven reserves, as applicable, disclosed with respect to the Purchaser Material Properties in the Purchaser Disclosure Documents before the date of this Agreement have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practises and all applicable Laws, including NI 43-101. The information provided by Purchaser to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. No material mineral deposits are subject to illegal occupation that could have a Material Adverse Effect on the Purchaser.  There has been no material reduction in the aggregate amount of estimated mineral resources of the Purchaser Material Properties from the amounts disclosed in the Purchaser Disclosure Documents.

(q) Environmental:  Except as disclosed in the Purchaser Public Disclosure Documents, to the knowledge of Purchaser, each of Purchaser and the Purchaser Subsidiaries and their respective businesses, operations, and properties:

(i) is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;
(ii) has not received any order, request or notice from any person alleging a material violation of any Environmental Law; and

(iii) (i) is not a party to any material litigation or administrative proceeding, nor to its knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws, except to the extent it would not have a Material Adverse Effect of the Purchaser; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws, except to the extent it would not have a Material Adverse Effect of the Purchaser.

(r) Insurance:  All insurance maintained by Purchaser or any of the Purchaser Subsidiaries is in full force and effect and in good standing in all material respects and neither Purchaser nor any of the Purchaser Subsidiaries is in material default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Purchaser or any of the Purchaser Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Purchaser or any of the Purchaser Subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(s) Tax Matters: Except to the extent it would not have a Material Adverse Effect on Purchaser:

(i) Purchaser and each of the Purchaser Subsidiaries has duly and timely filed all Returns required to be filed by them before the date hereof and all such Returns are complete and correct in all material respects.

(ii) Purchaser and each of the Purchaser Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Purchaser Financial Statements.

(iii) No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Purchaser or any of the Purchaser Subsidiaries, and neither Purchaser nor any of the Purchaser Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Purchaser, threatened against Purchaser or any of the Purchaser Subsidiaries or any of their respective assets.

(iv) No claim has been made by any Governmental Entity in a jurisdiction where Purchaser and any of the Purchaser Subsidiaries does not file Returns that Purchaser or any of the Purchaser Subsidiaries is or may be subject to Tax by that jurisdiction.

(v) There are no Tax Liens (other than in respect of Taxes not yet due and payable) upon any of the assets of Purchaser or any of the Purchaser Subsidiaries.

(vi) Purchaser and each of the Purchaser Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Purchaser or any of its the Purchaser Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(t) Not an Investment Company: Purchaser is neither registered nor required to be registered as an investment company under the United States Investment Company Act of 1940, as amended.

(u) Brokers:  No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser, other than the fees and expenses payable to Canaccord Genuity Corp. in its capacity as the Purchaser’s financial advisor for the Transaction.

(v) Corrupt Practices:  There have been no actions taken by Purchaser, any of the Purchaser Subsidiaries or any of their Affiliates which violated or are in violation of the Foreign Corrupt Practices Act of 1977 (United States) or the Corruption of Foreign Public Officials Act (Canada) or any similar legislation of another jurisdiction.

(w) Sufficient Funds Available:  Purchaser has sufficient funds, or has made adequate arrangements for financing to ensure that it will have sufficient funds, to pay the Cash Consideration, to be paid pursuant to the Arrangement.

(x) Issuance of Purchaser Shares: The Purchaser Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Purchaser, free and clear of all Liens, freely tradeable and listed and posted for trading on the TSX and the NYSE Amex.

(y) No ownership of Target Shares, Warrants or other securities: Neither Purchaser nor any of its affiliates own any Target Shares, Target Warrants or any other securities of Target.
(z) Investment Canada Act: Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act.
[Rest of Page Intentionally Left Blank]

SCHEDULE 4
DIRECTORS AND OFFICERS OF TARGET
Directors of Target
1. Peter Bernier 2. Robert Pease 3. Raymond Fortier 4. Lindsay Bottomer 5. Victor Harwardt 6. Dirk Tempelman-Kluit
Officers of Target
1. Peter Bernier, Chief Executive Officer and President 2. Susanne Bonn, Chief Financial Officer 3. Dirk Tempelman-Kluit, Vice President, Exploration 4. Gary Floyd, Corporate Secretary

SCHEDULE 5
ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:
1.           The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Richfield Ventures Corp. (“Target”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Target dated , 2011, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.           The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Target and implementing the Arrangement, the full text of which is set out in Appendix  to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.           The arrangement agreement (the “Arrangement Agreement”) between Target and New Gold Inc., dated April 3, 2011, the actions of the directors of Target in approving the Arrangement and the actions of the officers of Target in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.           Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Target or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Target are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Target:

(a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.